EXHIBIT 99.1

DAKOTA PRAIRIE REFINING, LLC

Financial Statements for the period
ended June 27, 2016 (Unaudited) and for the years ended
December 31, 2015 (Audited) and 2014 (Unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Dakota Prairie Refining, LLC
Bismarck, North Dakota

We have audited the accompanying balance sheet of Dakota Prairie Refining, LLC as of December 31, 2015, and the related statement of operations and comprehensive loss, members’ equity, and cash flows for the year ended December 31, 2015. Dakota Prairie Refining, LLC’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakota Prairie Refining, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly
February 24, 2016
Fargo, North Dakota

2

DAKOTA PRAIRIE REFINING, LLC
STATEMENTS OF OPERATIONS & COMPREHENSIVE LOSS

For the Period Ended June 27, 2016 (Unaudited) and for the
Years Ended December 31, 2015 (Audited) and 2014 (Unaudited)

	Period from 1/1/16 to 6/27/16 (Unaudited)	2015 (Audited)	2014 (Unaudited)
	(In thousands)
Operating revenues	$118,536	$178,262	$—
Operating expenses:
Cost of crude oil	98,078	159,811	—
Operation and maintenance	40,764	67,980	6,288
Depreciation and amortization	11,752	16,377	896
Taxes, other than income	1,183	1,630	575
Impairment of long-lived assets (Note 2)	371,028	—
Total operating expenses	522,805	245,798	7,759
Operating loss	(404,269)	(67,536)	(7,759)
Other income	53	74	4
Interest expense	1,798	1,889	35
Net loss	$(406,014)	$(69,351)	$(7,790)
Comprehensive loss	$(406,014)	$(69,351)	$(7,790)

The accompanying notes are an integral part of this financial statement.

DAKOTA PRAIRIE REFINING, LLC
BALANCE SHEETS

Years Ended December 31, 2015 (Audited) and
2014 (Unaudited)

December 31,	2015 (Audited)	2014 (Unaudited)
Assets	(In thousands)
Current assets:
Cash and cash equivalents	$851	$21,376
Accounts receivable, net	7,693	2,759
Inventories	13,176	5,311
Prepayments and other current assets	6,215	4,019
Total current assets	27,935	33,465
Property, plant and equipment (Note 2)	442,766	399,894
Less accumulated depreciation and amortization	17,643	910
Net property, plant and equipment	425,123	398,984
Deferred charges and other assets:
Other	9,626	3,400
Total deferred charges and other assets	9,626	3,400
Total assets	$462,684	$435,849
Liabilities and Members’ Equity
Current liabilities:
Short-term borrowings (Note 4)	$45,500	$—
Long-term debt due within one year	5,250	3,000
Accounts payable	24,766	55,089
Taxes payable	1,391	648
Accrued compensation	938	727
Other current liabilities	4,953	899
Total current liabilities	82,798	60,363
Long-term debt (Note 4)	63,750	69,000
Commitments and contingencies (Note 6)
Members’ equity:
Members’ capital	419,001	315,002
Accumulated deficit	(102,865)	(8,515)
Total members’ equity	316,136	306,487
Total liabilities and members’ equity	$462,684	$435,849

The accompanying notes are an integral part of this financial statement.

DAKOTA PRAIRIE REFINING, LLC
STATEMENTS OF MEMBERS’ EQUITY

Years Ended December 31, 2015 (Audited) and
2014 (Unaudited)

	WBI Energy, Inc.	Calumet North Dakota, LLC	Total
	(In thousands)
Balance at December 31, 2013	59,738	32,739	92,477
Contributions	134,900	86,900	221,800
Net loss	(3,895)	(3,895)	(7,790)
Balance at December 31, 2014	190,743	115,744	306,487
Contributions	52,000	52,000	104,000
Distributions	(16,557)	(8,443)	(25,000)
Net Loss	(34,094)	(35,257)	(69,351)
Balance at December 31, 2015	$192,092	$124,044	$316,136

The accompanying notes are an integral part of this financial statement.

DAKOTA PRAIRIE REFINING, LLC
STATEMENTS OF CASH FLOWS

For the Period Ended June 27, 2016 (Unaudited) and for the
Years Ended December 31, 2015 (Audited) and 2014 (Unaudited)

	Period from 1/1/16 to 6/27/16 (Unaudited)	2015 (Audited)	2014 (Unaudited)
	(In thousands)
Operating activities:
Net loss	$(406,014)	$(69,351)	$(7,790)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	11,752	16,377	896
Changes in current assets and liabilities:	371,028
Receivables	(6,712)	(4,934)	(2,759)
Inventories	13,310	(20,595)	(5,311)
Other current assets	3,667	(1,638)	(3,915)
Accounts payable	(3,719)	12,010	5,169
Other current liabilities	(2,359)	1,956	1,782
Other noncurrent changes	(7,337)	15,024	(3,459)
Net cash used in operating activities	(26,384)	(51,151)	(15,387)

Investing activities:
Capital expenditures	(597)	(90,869)	(187,426)
Proceeds from sale or disposition of property and other	45	—	699
Net cash used in investing activities	(552)	(90,869)	(186,727)

Financing activities:
Issuance of short-term borrowings		45,500	—
Issuance of long-term debt	(45,500)	—	—
Repayment of long-term debt	(3,000)	(3,000)	(3,000)
Debt financing costs	—	(5)	(84)
Member contributions	74,884	104,000	221,800
Member distributions	—	(25,000)	—
Net cash provided by financing activities	26,384	121,495	218,716
Increase (decrease) in cash and cash equivalents	(552)	(20,525)	16,602
Cash and cash equivalents – beginning of period	851	21,376	4,774
Cash and cash equivalents – end of period	$299	$851	$21,376

The accompanying notes are an integral part of this financial statement.

DAKOTA PRAIRIE REFINING, LLC
NOTES TO FINANCIAL STATEMENTS

Period from January 1, 2016 to June 27, 2016 (Unaudited) and Years ended December 31, 2015 (Audited) and 2014 (Unaudited)

Note 1 - ORGANIZATION AND OPERATIONS

On February 7, 2013, WBI Energy, Inc. (WBI Energy), which is an indirect wholly owned subsidiary of WBI Holdings, Inc. (WBI Holdings), which is a wholly owned subsidiary of Centennial Energy Holdings, Inc. (Centennial), which is a wholly owned subsidiary of MDU Resources Group, Inc. (MDU), and Calumet Specialty Products Partners, L.P. (Calumet Specialty Products) formed a limited liability company, Dakota Prairie Refining, LLC (the Company), and entered into an operating agreement to develop, build and operate Dakota Prairie Refinery in southwestern North Dakota. On February 15, 2013, Calumet Specialty Products assigned all its membership interests in the Company to Calumet North Dakota, LLC (Calumet), a Delaware limited liability company, which is a wholly owned subsidiary of Calumet Specialty Products. WBI Energy and Calumet each have a 50 percent ownership interest in Dakota Prairie Refining. WBI Energy’s and Calumet’s capital commitments, based on a total project cost of $300 million, under the agreement were $150 million and $75 million, respectively. Capital commitments in excess of $300 million were being shared equally between WBI Energy and Calumet. The Company entered into a term loan for project debt financing of $75.0 million on April 22, 2013. The operating agreement provided for allocation of profits and losses consistent with ownership interests; however, deductions attributable to project financing debt were allocated to Calumet. Calumet’s cash distributions from the Company were decreased by the principal and interest to be paid on the project debt, while the cash distributions to WBI Energy were not decreased. Pursuant to the operating agreement, Centennial agreed to guarantee the Company’s obligation under the term loan.

On June 24, 2016, WBI Energy entered into a membership interest purchase agreement with Tesoro Refining & Marketing Company LLC (Tesoro) to sell all of the outstanding membership interests in the Company to Tesoro. WBI Energy and Calumet each previously owned 50 percent of the Company membership interests and were equal members in building and operating the Company. To effectuate the sale, WBI Energy acquired Calumet’s 50 percent membership interest in the Company on June 27, 2016. The sale of the membership interests to Tesoro closed on June 27, 2016. Tesoro continues to own and operate Dakota Prairie Refining as a legal entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
These financial statements and disclosures are presented in accordance with accounting principles generally accepted in the United States of America (GAAP).

Planned principal operations for the Company commenced in May 2015. The Company had incurred certain costs associated with start-up activities that did not qualify to be capitalized and these costs were expensed as incurred.

Depreciation and amortization expense is reported separately on the Statements of Operations and therefore is excluded from the other line items within operating expenses.

Management has evaluated for events or transactions between the balance sheet date and February 24, 2016, the date of issuance of the financial statements, which would require recognition or disclosure in the 2015 audited financial statements.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable
Accounts receivable consists primarily of trade receivables from the sale of goods which are recorded at the invoiced amount net of allowance for doubtful accounts. There were no receivables past due 90 days or more at December 31, 2015 or 2014.

The allowance for doubtful accounts is determined through a review of past due balances and other specific account data. Account balances are written off when management determines the amounts to be uncollectible. The Company did not have an allowance for doubtful accounts at December 31, 2015 or 2014.

Inventories
Crude oil and refined products are carried at lower of cost or market value using the last-in, first-out (LIFO) method. All other inventories were stated at the lower of average cost or market value.

	2015	2014
	(In thousands)
Refined products	$8,498	$—
Crude oil	4,678	5,045
Materials and supplies	—	266
Total	$13,176	$5,311

Under the LIFO method, the most recently incurred costs are charged to cost of crude oil and inventories are valued at the earliest acquisition costs. For the year ended December 31, 2015, the Company did not liquidate any inventory layers, and therefore did not record a loss in the statement of operations.

In addition, the use of the LIFO inventory method may result in increases or decreases to cost of crude oil in years that inventory volumes decline as the result of charging cost of crude oil with LIFO inventory costs generated in prior periods. In periods of rapidly declining prices, LIFO inventories may have to be written down to market value due to the higher costs assigned to LIFO layers. For the year ended December 31, 2015, the Company recorded a $12.2 million write-down of inventory which was recorded in cost of crude oil in the statement of operations due to the lower of cost or market valuation.

Materials and supplies inventory, which primarily consists of spare parts inventory used for normal operating purposes, was included in deferred charges and other assets – other, and was $1.6 million at December 31, 2015.

Property, plant and equipment
Additions to property, plant and equipment are recorded at cost. In addition, the Company capitalizes interest, when applicable, on certain construction project costs. The amount of interest capitalized for the years ended December 31 were as follows:

	2015	2014
	(In thousands)
Interest capitalized	$521	$1,540

Generally, property, plant and equipment are depreciated on composite groups using the straight‑line basis over the estimated useful lives of the respective groups. Under the composite depreciation method, the cost of partial retirements of a group is charged to accumulated depreciation. However, when there are dispositions of complete groups or significant portions of groups, the cost and related accumulated depreciation are retired, and any gain or loss is reflected as a component of income.
Property, plant and equipment at December 31 was as follows:

	2015	2014	Weighted Average Depreciable Life in Years
	(Dollars in thousands, where applicable)
Refinery:
Construction in progress	$135	$311,663	---
Refining facilities and related infrastructure	441,659	87,892	10-20
Other	972	339	3-10
Less accumulated depreciation and amortization	17,643	910
Net property, plant and equipment	$425,123	$398,984

Accounting for major maintenance
Chemical catalysts are considered major maintenance and are recorded as deferred charges and other assets - other on the Balance Sheet and as operating activities on the statement of cash flows. The costs are deferred and amortized on a straight-line basis over the period until the next scheduled turnaround and are reported within the depreciation and amortization line on the statement of operations. Chemical catalyst costs were $1.2 million and $2.0 million for the years ended December 31, 2015 and 2014, respectively.

Impairment of long-lived assets
The Company reviews the carrying values of its long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. No impairment losses were recorded in 2015 or 2014. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.

Revenue recognition
Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the Company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is reasonably assured. The Company recognizes all revenues when services are rendered or goods are delivered. The Company presents revenues net of taxes collected from customers at the time of sale to be remitted to governmental authorities.

Renewable Identification Numbers Obligation
The Company’s Renewable Identification Numbers (RINs) obligation represents a liability for the purchase of RINs to satisfy the U.S. Environmental Protection Agency (EPA) requirement to blend biofuels into the fuel products it produces pursuant to the EPA’s Renewable Fuel Standard (RFS). RINs are assigned to biofuels produced in the U.S. as required by the EPA. The EPA sets annual quotas for the percentage of biofuels that must be blended into transportation fuels consumed in the U.S. As a producer of diesel fuels, the Company is required to blend biofuels into the fuel it produces at a rate that will meet the EPA’s quota. RINs are purchased in the open market to satisfy the requirement as the Company is currently unable to blend biofuels into the diesel fuel it produces. To the extent the Company has not yet purchased RINs, the estimated cost of RINs is charged to an expense as an operating expense and the Company recognizes a liability at the end of each reporting period, which is recorded as other current liability on the Balance Sheet.

Asset retirement obligations
The Company has not recorded an asset retirement obligation as of December 31, 2015 or 2014 because such potential obligations cannot be measured and it is not possible to estimate settlement dates.

Legal costs
The Company expenses external legal fees as they are incurred.

Income taxes
The Company is a limited liability company and is treated as a “pass-through” entity for income tax purposes. Accordingly, the Company has not recognized any effects of income taxes in the accompanying financial statements.

Use of estimates
The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as impairment testing of long-lived assets; property depreciable lives; uncollectible accounts; and environmental and other loss contingencies. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Cash flow information
Cash expenditures for interest for for the period ended June 27, 2016 and for the years ended December 31, 2015 and 2014 were as follows:

	2016	2015	2014
	(In thousands)
Interest, net of amount capitalized	$1,798	$1,611	$46

Non cash investing transactions for the period ended June 27, 2016 and for the years ended December 31, 2015 and 2014 were as follows:

	2016	2015	2014
	(In thousands)
Property, plant and equipment additions in accounts payable	$378	$7,329	$49,661

New accounting standards
Revenue from Contracts with Customers In May 2014, the FASB issued guidance on accounting for revenue from contracts with customers. The guidance provides for a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. This guidance was to be effective for the Company on January 1, 2017. In August 2015, the FASB issued guidance deferring the effective date of the revenue guidance one year and allowing entities to early adopt. With this decision, the guidance will be effective for the Company on January 1, 2018. Entities will have the option of using either a full retrospective or modified retrospective approach to adopting the guidance. Under the modified approach, an entity would recognize the cumulative effect of initially applying the guidance with an adjustment to the opening balance of retained earnings in the period of adoption. In addition, the modified approach will require additional disclosures. The Company is evaluating the effects the adoption of the new revenue guidance will have on its results of operations, financial position, cash flows and disclosures, as well as its method of adoption.
Simplifying the Presentation of Debt Issuance Costs In April 2015, the FASB issued guidance on simplifying the presentation of debt issuance costs in the financial statements. This guidance requires entities to present debt issuance costs as a direct deduction to the related debt liability. The amortization of these costs will be reported as interest expense. The guidance was effective for the Company on January 1, 2016, and is to be applied retrospectively. Early adoption of this guidance was permitted, however the Company has not elected to do so. The guidance will require a reclassification of the debt issuance costs on the Balance Sheets, but will not impact the Company's results of operations or cash flows.

Simplifying the Measurement of Inventory In July 2015, the FASB issued guidance regarding inventory that is measured using the first-in, first-out or average cost method. The guidance does not apply to inventory measured using the last-in, first-out or the retail inventory method. The guidance requires inventory within its scope to be measured at the lower of cost or net realizable value, which is the estimated selling price in the normal course of business less reasonable predictable costs of completion, disposal and transportation. These amendments more closely align GAAP with International Financial Reporting Standards (IFRS). This guidance will be effective for the Company on January 1, 2017, and should be applied prospectively with early adoption permitted as of the beginning of an interim or annual reporting period. The Company is evaluating the effects the adoption of the new guidance will have on its results of operations, financial position and cash flows.

Recognition and Measurement of Financial Assets and Financial Liabilities In January 2016, the FASB issued guidance regarding the classification and measurement of financial instruments. The guidance revises the way an entity classifies and measures investments in equity securities, the presentation of certain fair value changes for financial liabilities measured at fair value and amends certain disclosure requirements related to the fair value of financial instruments. This guidance will be effective for the Company on January 1, 2018, with early adoption of certain amendments permitted. The Company is evaluating the effects the adoption of the new guidance will have on its results of operations, financial position, cash flows and disclosures.

NOTE 3 – FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The FASB Accounting Standards Codification (ASC) establishes a hierarchy for the grouping of assets and liabilities, based on the significance of inputs.

The estimated fair values of the Company's assets and liabilities measured on a recurring basis are determined using the market approach.

The estimated fair value of the Company's Level 2 RINs obligations are based on the market approach using quoted prices from an independent pricing service.

Though the Company believes the methods used to estimate the fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. For the years ended December 31, 2015 and 2014, there were no transfers between Levels 1 and 2.

The Company did not have any Level 1 or Level 3 assets or liabilities as of December 31, 2015 or 2014. The Company’s fair value measurement of the RINs obligation using significant other observable inputs (Level 2) is $3.1 million at December 31, 2015.
The Company applies the provisions of the fair value measurement standard to its nonrecurring, non-financial measurements, including long-lived asset impairments. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. The Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable.
The Company's long-term debt is not measured at fair value on the Balance Sheets and the fair value is being provided for disclosure purposes only. The fair value was based on discounted future cash flows using current market interest rates. The estimated fair value of the Company's Level 2 long-term debt at December 31 was as follows:

	2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Long-term debt	$69,000	$67,545	$72,000	$70,200
The carrying amounts of the Company's remaining financial instruments included in current assets and current liabilities approximate their fair values.

NOTE 4 – DEBT
Certain debt instruments of the Company, including those discussed later, contain restrictive covenants and cross-default provisions. In order to borrow under the respective credit agreements, the Company must be in compliance with the applicable covenants and certain other conditions. In the event the Company does not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued.
The following table summarizes the outstanding revolving credit facility of the Company:

Facility	Facility Limit	Amount Outstanding at December 31, 2015	Amount Outstanding at December 31, 2014	Letters of Credit at December 31, 2015		Expiration Date
	(In millions)
Revolving credit agreement	$75.0	$45.5	$—	$18.3	*	6/30/16
*An outstanding letter of credit reduces the amount available under the credit agreement.

The following includes information related to the preceding table.

Short-term borrowings
On September 30, 2015, the Company entered into an amendment to its revolving credit agreement which increased the borrowing limit from $50.0 million under the original December 1, 2014, agreement to $75.0 million and extended the termination date from December 1, 2015 to June 30, 2016. As of June 27, 2016, Calumet and WBI Holdings had repaid all outstanding borrowings under the revolving credit agreement.

The credit agreement contains customary covenants and provisions, including a covenant of the Company not to permit, as of the end of any fiscal quarter, the ratio of indebtedness to consolidated capitalization to be greater than 65 percent and a covenant of WBI Holdings and all of its subsidiaries not to permit, as of the end of any fiscal quarter, the ratio of funded debt to capitalization (determined on a consolidated basis) to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness, limitations on distributions and the making of certain investments.

The Company’s credit agreement also contains cross-default provisions. These provisions state that if the Company or WBI Holdings fails to make any payment with respect to any indebtedness or contingent obligation, in excess of a specified amount, under any agreement that causes such indebtedness to be due prior to its stated maturity or the contingent obligation to become payable, the agreement will be in default.

Long-term debt
The Company entered into a term loan agreement for $75.0 million on April 22, 2013. This agreement contains customary covenants and provisions, including a covenant of the Company not to permit at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include a limitation on liens and restrictions on the sale of certain assets and the making of certain investments.

Long-term debt outstanding at December 31 was as follows:

	2015	2014
	(In thousands)
Term loan agreements at a weighted average rate of 2.16%, due on dates ranging from April 22, 2018 to April 22, 2023	$69,000	$72,000
Less current maturities	5,250	3,000
Net long-term debt	$63,750	$69,000

The amounts of scheduled long-term debt maturities for the five years and thereafter following December 31, 2015, aggregate $5.2 million in 2016; $7.5 million in 2017; $18.8 million in 2018; $6.0 million in 2019; $6.0 million in 2020; and $25.5 million thereafter.

NOTE 5 – EMPLOYEE BENEFIT PLANS
Defined contribution plan
The Company participates in a defined contribution plan for eligible employees and the costs incurred by the Company under these plans were $245,000 in 2016, $549,000 in 2015 and $326,000 in 2014.

NOTE 6 - COMMITMENTS AND CONTINGENCIES
The Company may become party to claims and lawsuits arising out of its business. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss.

Operating leases
The Company leases railcars and certain other equipment under operating lease agreements. The amounts of annual minimum lease payments due under these leases as of December 31, 2015, were $12.6 million in 2016, $12.6 million in 2017, $12.5 million in 2018, $11.3 million in 2019, $7.3 million in 2020, and $31.5 million thereafter. Rent expense was $6.3 million for the period ended June 27, 2016 and $10.5 million and $439,000 for the years ended December 31, 2015 and 2014, respectively.

Purchase commitments
The Company has entered into various commitments, largely shipping contracts. These commitments range from one to ten years. The commitments under these contracts as of December 31, 2015, were $14.6 million in 2016, $11.0 million in 2017, $10.5 million in 2018, $10.5 million in 2019, $6.0 million in 2020, and $18.5 million thereafter. These commitments were not reflected in the Company’s financial statements. Amounts purchased under various commitments for the period ended June 27, 2016 were $5.2 million and for the years ended December 31, 2015, 2014, were $34.5 million and $166.5 million, respectively.

Guarantees
The Company has outstanding letters of credit at times to third parties related to certain agreements. At December 31, 2015, the fixed maximum amounts guaranteed under these letters of credit aggregated $18.3 million and are scheduled to expire in 2016. The amount outstanding by the Company under the above letters of credit was $4.1 million and was reflected on the Balance Sheet at December 31, 2015. In the event of default under these letter of credit obligations, the Company would be required to make payments under its letter of credit.

NOTE 7 - RELATED-PARTY TRANSACTIONS
Certain MDU subsidiaries have provided construction-related and other services to the Company, some of which may have been paid through a subcontractor agreement. The amount charged for such services was $1.2 million in 2016, $15.0 million in 2015, and $58.7 million in 2014.

WBI Energy and Calumet entered into agreements with the Company in 2015 to provide administrative services to the Company. The amount charged in 2016 for such services was $733,000 from WBI Energy and $90,000 from Calumet. The amount charged in 2015 for such services was $1.5 million from WBI Energy and $400,000 from Calumet.

Calumet Specialty Products provided certain services to the Company in 2015 and 2014, which included costs for payroll and certain other employee benefits. The amount charged for such services was $226,000 in 2015 and $391,000 in 2014.

Calumet Specialty Products subleased rail cars from the Company in 2015 and 2014. The amount charged for these subleases totaled $552,000 in 2015 and $638,000 in 2014.

Calumet Specialty Products at times purchased ATB’s and crude oil from the Company. Calumet Specialty Products formed an agreement in 2013 with the Company that states that in the event that ATB’s cannot be sold to a third-party, or third-party sales do not cover the crude oil acquisition cost, Calumet Specialty Products will purchase the ATB’s or pay for the shortfall between the third-party sales and the crude acquisition cost, including transportation costs, up to a maximum of 5,000 barrels per day. The amount purchased for ATB’s, including any shortfall, and crude oil totaled $115,000 and $3.7 million in 2016 and 2015, respectively. These totals exclude amounts related to the ATB deal as discussed below.

On January 27, 2016, the Company entered into an agreement with Imperial Oil Company (Imperial) to sell ~350,000 barrels of ATB’s from April - June 2016. On March 31, 2016, the Company entered into an agreement with Calumet to purchase the equivalent amount of ATB’s from the Company. Calumet would then sell the ATB’s to Hartree Partners, LP (Hartree) and then buy the ATB’s back from Hartree and sell them back to the Company, who would in turn sell them to Imperial during the specified time. The receipts from Calumet related to this transaction totaled $5.3 million and the payments to Calumet totaled $6.7 million.

On September 1, 2015, the Company entered into an agreement with Calumet Specialty Products whereby Calumet Specialty Products will purchase crude oil on behalf of the Company from Whiting Petroleum Corporation. The Company paid a service fee of $0.03 per barrel to Calumet Specialty Products which totaled $7,500 for the period ended June 27, 2016 and $3,000 for the year ended December 31, 2015. The amounts purchased by Calumet Specialty Products under this agreement totaled $8.1 million for the period ended June 27, 2016 and $4.6 million for the year ended December 31, 2015.

The Company entered into a natural gas transportation agreement with WBI Energy Transmission, Inc. (an indirect wholly owned subsidiary of WBI Holdings) in 2014. The amount charged for such services was $271,000 in 2016, $779,000 in 2015, and $257,000 in 2014.

The Company entered into a gas purchase and gas management agreement with Prairielands Energy Marketing, Inc. (PEMI) (an indirect wholly owned subsidiary of WBI Holdings) in 2014. The amount charged for such purchases and services was $1.3 million in 2015 and $72,000 in 2014. On December 2, 2015, PEMI terminated the gas purchase and gas management agreement with the Company.